Primary Business Name: TSX ALPHA U.S., INC.   **BD Number: 329008**

BD - AMENDMENT

03/12/2025

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
TMX GROUP LIMITED	FE	TMX U.S. HOLDINGS INC.	SHAREHOLDER	08/2023	E	N	N	FOREIGN